

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 21, 2007

By U.S. mail and facsimile to (630) 572-8518

David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager
Norcross Safety Products LLC
2001 Spring Road, Suite 425
Oak Brook, IL 60523

> **RE:** **Norcross Safety Products LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 27, 2006**
>
> **File No. 333-110531**

Dear Mr. Myers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief